Exhibit 99.1

News release

Cenovus increases shareholder returns on strong performance in Q3 2021
Company announces dividend increase, plans share buyback program

Calgary, Alberta (November 3, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) continued its strong and reliable operating performance in the third quarter of 2021. Total upstream production of almost 805,000 barrels of oil equivalent per day (BOE/d)i drove solid financial results. The company generated third-quarter cash from operating activities of $2.1 billion and adjusted funds flow of $2.3 billion. Free funds flow of $1.7 billion and strategic refinancing transactions resulted in a reduction in net debt to about $11 billion at the end of the third quarter. The company expects to achieve its interim net debt target of below $10 billion imminently as a result of continued strong cash generation at current commodity prices and receipt of proceeds from announced asset sales. This will pave the way for Cenovus to increase investor returns by commencing a share buyback program of up to 146.5 million of the company’s common shares, representing approximately 10% of its public float, as defined by the Toronto Stock Exchange (TSX). To facilitate the buyback, Cenovus’s Board of Directors has approved filing an application with the TSX for a normal course issuer bid (NCIB). In addition, the Board has approved doubling Cenovus’s common share dividend effective in the fourth quarter of 2021.

“Our outstanding operating and financial results this quarter showcase the strength of our business and demonstrate that we deliver on our commitments,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “With our $10 billion net debt target largely achieved, we’re able to take these important steps to increase returns for our shareholders. Our free funds flow capacity will support swiftly advancing toward our longer-term net debt target of less than $8 billion, while balancing growth in shareholder returns.”

Financial, production & throughput summary
(For the period ended September 30)	2021 Q3	2020 Q3[1]	% change[1]
Financial ($ millions, except per share amounts)
Cash from operating activities	2,138	732	192
Adjusted funds flow[2,3]	2,342	407	475
Per share (basic)	1.16	0.33
Capital investment	647	148	337
Free funds flow[2,3]	1,695	259	554
Net earnings (loss)	551	(194)
Per share (basic)	0.27	(0.16)
Net debt[2]	11,024	7,530	46
Production and throughput (before royalties, net to Cenovus)
Oil and NGLs (bbls/d)[4]	655,100	411,788	59
Conventional natural gas (MMcf/d)	898	360	149
Total upstream production (BOE/d)[4]	804,800	471,799	71
Total downstream throughput (bbls/d)	554,100	191,100	190
1 Comparative figures include Cenovus results prior to the January 1, 2021 closing of the Husky transaction and do not reflect historical data from Husky.
2 Adjusted funds flow, free funds flow and net debt are non-GAAP measures. See Advisory.
3 Prior period has been restated to conform with the current definition of adjusted funds flow.
4 See Advisory for production by product type.

i See Advisory for production by product type.

News release

Overview of Q3 results
Consistent operating performance1
Cenovus achieved total production of 804,800 BOE/d, driven by record quarterly average daily oil sands production of more than 242,500 barrels per day (bbls/d) at Christina Lake and more than 187,000 bbls/d at Foster Creek. Total upstream operating margin was $2.4 billion, up from $1.9 billion in the second quarter. Cenovus continues to expect 2021 total upstream production volumes to range between 750,000 BOE/d and 790,000 BOE/d.

In the company’s downstream operations, the Lloydminster Upgrader and Lloydminster Refinery achieved an average third-quarter crude oil utilization rate of 98%. The U.S. refineries, with a crude oil utilization rate of 89%, continued to ramp up throughput to 445,800 bbls/d, in line with modest increases in refined product demand and improving market crack spreads, partially offset by planned and unplanned outages. Total downstream operating margin was $268 million in the third quarter.

Financial results
Total operating margin for the quarter was $2.7 billion, an increase of 24% compared with $2.2 billion in the second quarter of 2021 and 44% higher than $1.9 billion in the first quarter. The increase in third-quarter operating margin, compared with the second quarter, was primarily driven by higher upstream production and sales volumes as well as increased benchmark commodity prices, partially offset by increased transportation blending costs due to higher condensate prices.

Cenovus had adjusted funds flow of $2.3 billion in the quarter. The company generated cash from operating activities of $2.1 billion, which includes an increase in non-cash working capital of $166 million. Free funds flow of $1.7 billion included capital investment in the quarter of $647 million. The company continues to expect total capital expenditures for the year in the range of $2.3 billion to $2.7 billion.

Cenovus generated net earnings of $551 million in the third quarter, more than doubling second-quarter net earnings of $224 million, with the improvement largely driven by higher operating margin.

Portfolio update
During the third quarter, Cenovus signed an agreement for the sale of its existing equity interest in Headwater Exploration Inc., which acquired the Marten Hills heavy oil asset from Cenovus in late 2020. The sale of Cenovus’s 50 million Headwater common shares closed in October and generated net proceeds of approximately $218 million. Cenovus continues to hold 15 million Headwater common share purchase warrants exercisable at $2.00 per common share, which expire in 2023.

In the third quarter and subsequent to September 30, the company closed previously announced asset sales within the Conventional segment located in the East Clearwater and Kaybob areas for combined gross proceeds of approximately $110 million. On a year-to-date basis, the company has achieved approximately $440 million in cumulative gross proceeds from divestitures. Cenovus continues to advance additional divestiture opportunities which will further enhance its deleveraging plan and shareholder return strategy.
i See Advisory for production by product type.

News release

Cenovus entered into agreements during the third quarter with its partners in the Atlantic region to restructure working interests in the Terra Nova and White Rose projects, providing improved economics for the company’s regional portfolio. These agreements increased Cenovus’s working interest in Terra Nova and, if a decision is taken to restart the West White Rose project, will reduce the company’s working interest in the White Rose fields. In the third quarter, Cenovus received $75 million net from the partners exiting Terra Nova. The Terra Nova asset life extension project is proceeding, extending the life of the field to 2033, with production expected to resume before the end of 2022.

Deleveraging update
In the first nine months of 2021, Cenovus reduced net debt by more than $2 billion to about $11 billion, from $13.1 billion as at January 1. This includes a $1.4 billion decrease in the third quarter, which was primarily due to free funds flow of $1.7 billion and proceeds from asset divestitures that closed in the quarter, partially offset by an increase in non-cash working capital of $166 million and a foreign exchange loss on U.S. denominated debt. The increase in non-cash working capital was related to an increase in inventories, which was primarily due to higher crude oil and refined product prices, higher volumes held in inventory in the Atlantic region due to the timing of liftings and higher volumes held in inventory at the Wood River and Borger refineries.

In September, Cenovus issued US$1.25 billion of 10-year and 30-year notes and used the proceeds and cash on hand to repurchase approximately US$1.7 billion of its outstanding notes. The company redeemed an additional US$425 million of outstanding notes in October. This reduced total debt by approximately US$900 million, which will result in interest expense savings and extend the maturity profile of the company’s existing debt.

The company expects to achieve its interim net debt target of below $10 billion very soon, which will support commencement of the share buyback program. Instituting a more balanced free cash flow allocation between deleveraging and shareholder returns, at current commodity prices, Cenovus would expect to execute the planned share buyback in 2022, while achieving net debt under $8 billion by mid-year. This also reflects the company’s commitment to achieving mid-BBB investment grade ratings over time.

Progress on integration and synergies
The company remains on track to realize at least $1 billion in synergies in 2021 and reach its go-forward annual run-rate of $1.2 billion in synergies by the end of this year. In the third quarter, integration expenditures of $60 million included costs associated with workforce reductions and IT systems. Integration expenditures for the first nine months of 2021 were $351 million, including $49 million in capitalized costs, and are expected to be approximately $400 million for the full year. Cenovus continues to expect total integration costs in the range of $500 million to $550 million, with the balance to be spent in 2022.

Cenovus continues to identify additional synergies, including further opportunities to apply the company’s operating expertise across its expanded asset base, as well as through further optimization of its expanded heavy oil value chain.

Shareholder returns
Given the strengthening of the company’s balance sheet, the Board has declared a dividend of $0.035 per share, payable on December 31, 2021 to common shareholders of record as of December 15, 2021 and has approved

News release

filing an NCIB application with the TSX for a share buyback program up to approximately 146.5 million of its common shares. The Board also declared a fourth-quarter dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on December 31, 2021 to shareholders of record as of December 15, 2021 as follows:

Preferred shares dividend summary
	Rate (%)	Amount ($/share)
Share series
Series 1	2.577	0.16106
Series 2	1.917	0.12080
Series 3	4.689	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as "eligible dividends" for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Health and safety
Cenovus continues to prioritize the health and safety of its staff and neighbouring communities. During the third quarter, the Alberta Government implemented new public health measures in response to the spread of COVID-19 in the province. As a result, the company extended the work-from-home mandate for its office locations in Western Canada. Cenovus will continue to monitor the evolving public health situation and determine next steps around office return decisions in alignment with direction from governments, public health officials and the company’s internal health and safety experts. Staff in other operating regions previously returned to the office in accordance with local public health and government guidance. The company continues to strongly encourage all staff to get vaccinated.

To help ensure the health and safety of our staff and in compliance with applicable government guidelines, Cenovus now requires proof of full vaccination for travel on all company flights. Cenovus is also reviewing the U.S. Government’s Path Out of the Pandemic: COVID-19 Action Plan to analyze potential actions the company may need to take. The company has added COVID-19 testing protocols for staff accessing its high occupancy sites and camps. These steps, combined with other protocols, have allowed the company to maintain safe operations during the pandemic.

Cenovus achieved strong occupational and process safety performance while completing maintenance work at several of its assets and demonstrated solid safety results company-wide in the third quarter. Teams continue to prepare for the planned implementation of the Cenovus Operations Integrity Management System (COIMS), which was announced earlier this year. The COIMS framework defines what Cenovus will do to manage health, safety, operations integrity and environmental risk.

News release

Operating highlights
Oil Sandsi
Total crude oil production was 597,000 bbls/d for the Oil Sands segment in the quarter, up from 549,400 bbls/d in the second quarter, driven by record production at both Christina Lake and Foster Creek. The segment generated operating margin of $1.9 billion, compared with $1.4 billion in the second quarter. The increase was primarily due to the increased volumes at Foster Creek and Christina Lake as well as higher average pricing, partially offset by an increase in operating expense due to natural gas prices, higher royalties and higher blending costs. Oil sands average netbacks were $36.98/BOE in the quarter, compared with $32.53/BOE in the second quarter.

Christina Lake production averaged more than 242,500 bbls/d in the quarter, an increase of about 12,000 bbls/d from the second quarter as re-drilled wells came online. Production at Foster Creek was 187,100 bbls/d, an increase of approximately 30,300 bbls/d compared with the second quarter, primarily due to the addition of production from two sustaining well pads and the resolution of operational outages. The Lloydminster thermal projects continue to benefit from the application of Cenovus in situ operating techniques, with production of 98,000 bbls/d in the third quarter.

Oil sands transportation costs were flat at $7.09 per barrel in the quarter compared with the second quarter. Foster Creek per-barrel transportation costs decreased to $10.14 in the third quarter from $12.25 in the second quarter, driven primarily by higher production and sales volumes. The per-barrel transportation costs for Christina Lake production declined to $5.74 from $6.10 in the second quarter, with lower crude volumes sold to the U.S. Gulf Coast market. Blending costs in the quarter were driven by higher condensate prices.

Per-barrel operating costs for the segment were $10.86 compared with $12.00 in the second quarter, largely due to turnarounds at Foster Creek and Sunrise in the second quarter which contributed to increased production in the third quarter. Cenovus continues to focus on applying its operating techniques to Husky assets to enhance performance, including further expected reductions in per-unit operating costs.

Conventionali
The Conventional assets generated operating margin of $191 million in the quarter compared with $142 million in the second quarter, due to higher average realized sales prices on total production of 131,400 BOE/d, down from 141,300 BOE/d in the second quarter. Total production was lower compared with the first two quarters of 2021 primarily due to asset sales and an unplanned outage at a third-party processing plant.

Operating costs were flat at $10.41/BOE, compared with the second quarter. The segment had netbacks of $15.91/BOE in the quarter, compared with $10.00/BOE in the previous quarter.

i See Advisory for production by product type.

News release

Offshorei
The Offshore segment had total production of 73,700 BOE/d, generating operating margin of $328 million, with a netback of $59.20/BOE.

In the Asia Pacific region, Cenovus had production of 59,800 BOE/d with total realized sales pricing of $71.99/BOE in the quarter, based on long-term contracted pricing for natural gas and annual contracted pricing for NGLs. The operating netback for Asia Pacific production averaged $59.71/BOE.

Atlantic region production was 13,900 bbls/d with Brent-like realized pricing of $94.26/bbl in the third quarter, and an average netback of $55.23/bbl.

Downstream
Cenovus’s Downstream segment, with total crude throughput of 554,100 bbls/d, generated total operating margin of $268 million in the third quarter compared with $291 million in the second quarter.

Canadian Manufacturing
With strong average utilization of 98%, the Lloydminster Upgrader and Lloydminster Asphalt Refinery contributed to total Canadian Manufacturing operating margin of $130 million. The facilities continue to operate safely, reliably and at near capacity, with throughput in the third quarter of 108,300 bbls/d. The Canadian Manufacturing segment had operating expense of $9.83/bbl in the quarter compared with $9.89/bbl in the second quarter.

U.S. Manufacturing
Increasing demand for refined products contributed to an increase in U.S. Manufacturing throughput of 445,800 bbls/d, compared with 435,500 bbls/d in the previous quarter, despite temporary unplanned outages at the Wood River and Borger refineries.

Utilization in the third quarter averaged 89%. The segment generated operating margin of $122 million compared with $96 million in the second quarter. Renewable Identification Numbers were priced at US$7.32/bbl in the third quarter compared with US$8.12/bbl in the second quarter.

Operating expense in the quarter was $10.03/bbl, consistent with the previous quarter due to higher throughput as product demand recovers.

Investor Day
The company plans to hold a virtual Investor Day on Wednesday, December 8 to outline its 2022 budget and update its long-term business plan.

Sustainability
Cenovus continues to progress work on updated targets for the combined company for its environmental, social & governance (ESG) focus areas. The focus areas, announced earlier this year, are climate & greenhouse gas (GHG) emissions, water stewardship, biodiversity, Indigenous reconciliation and inclusion & diversity. The targets align

i See Advisory for production by product type.

News release

with Cenovus’s five-year business plan and will be released, along with the company’s full 2020 ESG report, in conjunction with its Investor Day on December 8.

The Oil Sands Pathways to Net Zero initiative, which Cenovus co-founded, is advancing its foundational carbon capture, utilization and storage project. The project includes a pipeline with phased expansion capability to gather carbon dioxide from more than 20 oil sands facilities. Discussions are ongoing with the federal and provincial governments to ensure the necessary policy and financial support is in place for Pathways to achieve its ambitious vision and help Canada achieve its climate and economic recovery commitments. Work is also progressing to assess the feasibility of other GHG reducing technologies.

Conference call today
9 a.m. Mountain Time (11 a.m. Eastern Time)
Cenovus will host a conference call today, November 3, 2021, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-254-3590 (toll-free in North America) or 647-484-0478 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available. The webcast will be archived for approximately 90 days.

Advisory
Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

News release

Product types

Product type by operating segment
(Production for the period ended September 30)	Volumes
Oil Sands
Bitumen (Mbbls/d)	576.5
Heavy crude oil (Mbbls/d)	19.3
Medium crude oil (Mbbls/d)	1.2
Conventional natural gas (MMcf/d)	11.9
Total Oil Sands segment production (BOE/d)	599.1
Conventional
Light crude oil (Mbbls/d)	8.7
Natural gas liquids (Mbbls/d)	22.8
Conventional natural gas (MMcf/d)	603.2
Total Conventional segment production (BOE/d)	132.0
Offshore
Light crude oil (Mbbls/d)	13.9
Natural gas liquids (Mbbls/d)	12.7
Conventional natural gas (MMcf/d)	282.8
Total Offshore segment production (BOE/d)	73.7
Total upstream production (BOE/d)	804.8

Non-GAAP Measures and Additional Subtotal
This news release contains references to adjusted funds flow, free funds flow and net debt, which are non-GAAP measures. These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” on page 1 of Cenovus’s Management’s Discussion and Analysis (MD&A) for the period ended June 30, 2021 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future of the combined company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as “achieve”, “commitment”, “continue”, “deliver”, “expect”, “focus”, “on track”, “remain”, “target”, “vision” and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to statements about: general and 2021 priorities; delivering at least $1 billion in synergies in 2021 and reaching $1.2 billion in annual run-rate synergies by the end of 2021; achieving $10 billion net debt in 2021 and net debt target of $8 billion by mid-year 2022; executing the

News release

planned share buyback through the NCIB in 2022; achieving mid-triple ‘B’ investment grade ratings over time; leveraging and capturing additional synergies from the acquisition of Husky; interest expense savings; 2021 and 2022 integration expenditures; health and safety; cash generation; doubling the common share dividend effective the fourth quarter of 2021; current and future asset sales and the use of proceeds; balancing free funds flow between deleveraging and increasing shareholder returns; applying Cenovus operating techniques to legacy Husky assets to enhance performance, including future reductions of per-barrel operating costs in the Oil Sands segment; reducing the company’s working interest in the White Rose fields; our expected results for the remainder of 2021; timing of workforce return to the workplace; implementation of the Cenovus Operations Integrity Management System at all sites and facilities; plans to set and release new ESG targets and a 2020 ESG report; Cenovus’s expectations for its participation in the Oil Sands Pathways to Net Zero initiative; quarterly evaluation of declaring dividends; and all statements related to the company’s updated 2021 Guidance.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information in this news release are based include, but are not limited to: Cenovus’s ability to realize the anticipated benefits of the Husky transaction; the allocation of free finds flow to Cenovus’s balance sheet; commodity prices; future narrowing of crude oil differentials; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s updated 2021 Guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward-looking information in this news release include, but are not limited to: Cenovus’s ability to realize the anticipated benefits of the Husky transaction; the effectiveness of Cenovus’s risk management program; the accuracy of estimates regarding commodity prices, operating and capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; ability to successfully complete development plans and improve asset performance; and risks associated with climate change and Cenovus’s assumptions relating thereto.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the period ended June 30, 2021 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Additional information concerning Husky’s business and assets as of December 31, 2020 may be found in Husky’s MD&A and Annual Information Form, each of which is filed and available on SEDAR under Husky’s profile at sedar.com.

News release

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751